FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

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Nokia Corporation

Stock Exchange Release

October 22, 2015 at 16.30 (CET +1)

Nokia Board of Directors convenes Extraordinary General Meeting and reiterates unanimous recommendation to the shareholders to vote in favor of the proposals made to the Extraordinary General Meeting

Espoo, Finland - Nokia announced today, following the receipt of all required regulatory approvals for the planned combination of Nokia and Alcatel-Lucent, that the Nokia Board of Directors has resolved to convene an Extraordinary General Meeting to be held on December 2, 2015. The Board and its Corporate Governance and Nomination Committee submit the following proposals to the Extraordinary General Meeting:

•	Proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel-Lucent;

•	Proposal to amend the Articles of Association of the company; and

•	Proposal for changes to the composition of the Board of Directors.

The Board of Directors reiterates its approval of the transaction with Alcatel-Lucent and its unanimous recommendation to the Nokia shareholders to vote in favor of all of the above proposals made to the Extraordinary General Meeting.

Proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel-Lucent

The Board of Directors proposes to the Extraordinary General Meeting that the Extraordinary General Meeting authorize the Board to resolve to issue in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization. The Board proposes the authorization in order to issue Nokia shares to the holders of Alcatel-Lucent shares, American Depositary Shares and convertible bonds, and beneficiaries of Alcatel-Lucent employee equity compensation arrangements, for the purpose of implementing the planned combination of Nokia and Alcatel-Lucent.

The Board proposes that the authorization includes the right for the Board to resolve on all other terms and conditions of the issuance of shares. The authorization thereby includes the right for issuance in deviation from the shareholders’ pre-emptive right to subscription within the limits set by law. The Board proposes that the authorization be effective until December 2, 2020.

Proposal to amend the Articles of Association of the company

The Board of Directors proposes to the Extraordinary General Meeting that the Articles of Association of Nokia be amended in order to enable the implementation of the changes to the composition of the Board in connection with the planned combination of Nokia and Alcatel-Lucent as well as to streamline the company’s Articles of Association. The Board proposes that the Articles 2, 4 and 9 of the Articles of Association be amended as set forth in the Appendix 1 to this release.

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Proposal for changes to the composition of the Board of Directors

Subject to the approval of the proposal to authorize the Board of Directors to issue shares in order to implement the planned combination of Nokia and Alcatel-Lucent, and the approval of the proposal to amend the Article of Association, the Board’s Corporate Governance and Nomination Committee proposes to the Extraordinary General Meeting that the number of members of the Board of Directors be increased from the current eight (8) members to ten (10) members and that Louis R. Hughes, Jean C. Monty and Olivier Piou be elected as new members of the Board of Directors of Nokia, subject to and following the completion of the exchange offers in the context of the planned combination with Alcatel-Lucent. Elizabeth Doherty will step down from the Nokia Board of Directors subject to and following the completion of the exchange offers.

The Corporate Governance and Nomination Committee will propose to the Board of Directors at the assembly meeting of the new Board of Directors taking place after the completion of the exchange offers that Olivier Piou be elected as the new Vice Chairman of the Board of Directors, subject to his election to the Board. Risto Siilasmaa will continue as the Chairman of the Board of Directors.

The Corporate Governance and Nomination Committee further proposes to the Extraordinary General Meeting that the new members of the Board of Directors elected at the Extraordinary General Meeting receive the same annual remuneration as is paid to the members of the Board of Directors elected at the Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

Additional information on the Board member candidates will be available in the Committee proposal, which will be published simultaneously with the notice to the Extraordinary General Meeting. The notice to the Extraordinary General Meeting, complete proposals by the Board and its Corporate Governance and Nomination Committee to the Extraordinary General Meeting and proxy materials related to Extraordinary General Meeting are scheduled to be published on Nokia’s website at www.nokia.com/gm on October 26, 2015.

APPENDIX 1

The Board of Directors proposes that the Articles 2, 4 and 9 of the Articles of Association of the company be amended as follows:

Article 2 of the Articles of Association be amended to read as follows:

Article 2 – Object

The object of the company is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the internet of things, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

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Article 4 of the Articles of Association be amended to read as follows:

Article 4 – Board of Directors

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members.

The term of a Board member shall begin at the closing of the General Meeting at which he or she was elected, or later as resolved by the General Meeting, and expire at the closing of the following Annual General Meeting.

The Board of Directors shall elect its Chairman and Vice Chairman for the term of the Board of Directors, or for another term resolved by the Board of Directors.

The Board of Directors shall establish its rules of procedure.

Article 9 of the Articles of Association be amended to read as follows:

Article 9 – General Meeting

The Annual General Meeting shall be held at the latest on June 30 as determined by the Board of Directors. General Meetings shall be held in Helsinki, Espoo or Vantaa.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “propose,” “expect,” “plan,” “will” and similar expressions. These forward-looking statements include statements relating to the approval of corporate resolutions and related matters by Nokia’s shareholders. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include the decisions of Nokia’s shareholders to either approve or reject the proposed transaction, the approval which is a condition precedent to the closing of Nokia’s proposed public exchange offer for all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the U.S. Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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IMPORTANT ADDITIONAL INFORMATION

This release relates to the proposed public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO or the Preliminary Prospectus / Offer to Exchange included in the Registration Statement on Form F-4 (the “Registration Statement”), a preliminary draft of which was filed by Nokia with the SEC on August 14, 2015, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed by Alcatel-Lucent with the SEC, the listing prospectus of Nokia to be filed by Nokia with the Finnish Financial Supervisory Authority or the offer document (note d’information) to be filed by Nokia with, and which will be subject to the review of, the French Autorité des marchés financiers (“AMF”) or the response document (note en réponse) to be filed by Alcatel-Lucent with the AMF (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The proposed exchange offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. Other than the preliminary draft of the Registration Statement, the Exchange Offer Documents have not yet been filed with appropriate regulators, including the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, including the preliminary Registration Statement, are or will be available free of charge at the SEC’s website (www.sec.gov).

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Once the public exchange offer has been filed by Nokia and approved by the AMF, Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), containing detailed information with regard to the exchange offer, will be available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://company.nokia.com

About Alcatel-Lucent

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. It is dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Its mission is to invent and deliver trusted networks to help its customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

MICROSITE DETAILS

Further information on the transaction can be found at: www.newconnectivity.com

MEDIA ENQUIRIES

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Alcatel-Lucent

Communications

Simon Poulter, simon.poulter@alcatel-lucent.com

Tel: +33 (0)1 55 14 10 06

Valerie La Gamba, valerie.la_gamba@alcatel-lucent.com

Tel: + 33 (0)1 55 14 15 91